UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Abengoa Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G00349103

(CUSIP Number)

Daniel Alaminos Echarri

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Abengoa Concessions Investments Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,227,668*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,227,668*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,227,668*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 47.13%**

14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as set forth in the Issuer’s Registration Statement on Form F-3 (No. 333-205433) filed with the Securities and Exchange Commission on July 2, 2015.

1	Names of Reporting Persons: Abengoa Concessions, S.L.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,227,668*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,227,668*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,227,668*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 47.13%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as set forth in the Issuer’s Registration Statement on Form F-3 (No. 333-205433) filed with the Securities and Exchange Commission on July 2, 2015.

1	Names of Reporting Persons: Abengoa Solar, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,227,668*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,227,668*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,227,668*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 47.13%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as set forth in the Issuer’s Registration Statement on Form F-3 (No. 333-205433) filed with the Securities and Exchange Commission on July 2, 2015.

1	Names of Reporting Persons: Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 47,227,668*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 47,227,668*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,227,668*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 47.13%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as set forth in the Issuer’s Registration Statement on Form F-3 (No. 333-205433) filed with the Securities and Exchange Commission on July 2, 2015.

This Amendment No. 4 (“Amendment No. 4”) amends the Statement on Schedule 13D filed on June 24, 2015 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed on July 13, 2015 (“Amendment No. 2”) and the Amendment No. 3 to the Original Schedule 13D filed on September 29, 2015 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) and is jointly filed by the Reporting Persons (as defined in the Original Schedule 13D) with respect to the ordinary shares of Abengoa Yield plc, nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 4 amends the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 as specifically set forth herein.

This Amendment No. 4 is being filed by the Reporting Persons to report that, as of the date hereof, Abengoa has delivered an aggregate of 1,925,634 Ordinary Shares to certain holders of the 5.125% Exchangeable Notes due 2017 (the “Exchangeable Notes”) that have exchanged their Exchangeable Notes pursuant to the terms of the fiscal agency agreement dated March 5, 2015 between Abengoa and Citibank N.A., London Branch (the “Exchangeable Settlement”) and to update the disclosure in Item 6 to reflect the repayment of the previously disclosed margin loan with Bank of America, London Branch and to disclose a new secured term facility agreement.

Item 5.   Interest in Securities of the Issuer.

As a result of the Exchangeable Settlement, Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    As of October 29, 2015, ACI is the direct beneficial owner of 47,227,668 Ordinary Shares and the Reporting Persons beneficially own 47.13% of the Ordinary Shares.

The following persons listed on Schedule A beneficially own the number of Ordinary Shares of the Issuer indicated: Santiago Seage Medela (20,000 Ordinary Shares), Ricardo Hausmann (280 Ordinary Shares), Jesus Garcia Quilez (3,900 Ordinary Shares) and Alfonso González Domińguez (4,690 Ordinary Shares).

(b)    As of October 29, 2015, Abengoa, Abengoa Concessions and Abengoa Solar through their ownership of ACI, may be deemed to share voting and dispositive power over the 47,227,668 Ordinary Shares beneficially owned by ACI.

(c)    Except for the Exchangeable Settlement, no Reporting Person has effected any transactions in the Ordinary Shares during the past sixty days. To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons listed in Schedule A to this Schedule 13D effected any transactions in the Ordinary Shares during the past sixty days.

(d)    Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the paragraphs under the headings “Exchangeable Notes” and “Margin Loan Facility Agreement” with the following:

Exchangeable Notes

On February 26, 2015, Abengoa sold an aggregate of $279,000,000 principal amount of 5.125% Exchangeable Notes due 2017 (the “Exchangeable Notes”). The Exchangeable Notes are exchangeable, at the option of the holders of the Exchangeable Notes, for Ordinary Shares that are beneficially owned by the Reporting Persons. The Exchangeable Notes were issued by Abengoa pursuant to a fiscal agency agreement dated March 5, 2015 between Abengoa and Citibank N.A., London Branch (the “Fiscal Agency Agreement”). As of the date hereof, Abengoa has delivered an aggregate of 1,925,650 Ordinary Shares to holders that exercised their option to exchange Exchangeable Notes. As of October 29, 2015, there were 5,557,028.37 Ordinary Shares subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes.

Secured Term Facility Agreement

On October 22, 2015, ACI entered into a Secured Term Facility Agreement (the “Facility Agreement”) with Talos Capital Limited (the “Lender”), pursuant to which it is required to enter into related security documents (collectively, the “Loan Documents”). ACI is entitled to borrow up to $130,000,000 (the “Loan Amount”) under the Facility Agreement. On October 29, 2015 under the terms of the Loan Documents, ACI pledged and granted a security interest in 14,223,195 Ordinary Shares of the Issuer (the “Pledged Shares”), in favor of the Lender as security for the Loan Amount and its obligations under the Loan Documents. The loan will mature 24 months following the date of the Facility Agreement, but upon the exercise of certain events that are customary for this type of loan, the Lender may exercise its right to require ACI to repay all or part of the Loan Amount, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the Loan Documents.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2015

ABENGOA, S.A.

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	Chief Executive Officer

ABENGOA CONCESSIONS, S.L.

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	Chairman of the Board

ABENGOA SOLAR, S.A.

By:	/s/ Armando Zuluaga Zilberman
	Name:	Armando Zuluaga Zilberman
	Title:	Chief Executive Officer

ABENGOA CONCESSIONS INVESTMENTS LIMITED

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	President and Chief Executive Officer